Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following is a copy of a question-and-answer session between William D. Johnson, Chairman, President and Chief Executive Officer of Progress Energy and The Associated Press that was included in news articles that were released on April 29, 2011.

Q: Why did you agree to be acquired by Duke Energy?

A: If we look at the capital expenditures in front of us and if we want to be a player in new nuclear construction, which we think is important, we’re just not big enough to do that efficiently. So what I was looking for, and the board was looking for, was how can we do this more efficiently? Instead of building four new nuclear plants to serve the Carolinas can we build three? The other thing we’ll get out of this merger is purchasing power. Instead of buying 10 tons of coal we’ll buy 30. Million that is. A big thought behind this combination is customer impact. Because you can see over the next decade rising energy prices.

Q: Why? How is the electric power industry changing?

A: Here’s where we are in the evolution of the electric business. What has happened, especially over the last 50 years, is that we’ve had incremental change. We’ve been expanding the system. Nuclear was a change, but really what we’ve been doing is building on what we’ve had. That infrastructure is now old and inefficient in many cases. We are at a transformational state, instead of an incremental stage. I’ve got to raise a lot more capital because I’m not refurbishing I’m rebuilding, I’m renewing. I’m doing new technologies.

Q: What do you think of Obama’s clean energy plan?

A: I’m generally in favor of a cleaner energy portfolio for the country. That’s the right direction. I think the industry is trying to move there, some faster than others. Now of course the devil’s always in the details, so what does the clean energy standard mean? If the policy is we’re going to move in a clean direction and you’re going to get credit for everything you do that’s incrementally cleaner than what you are currently doing, I’m supportive of that. But the more complex it is, the harder it is to do, the less in favor of it we’ll be. Clean to me is cleaner than what you are doing today, and that’s the way the industry ought to be moving.

Q: Does nuclear power have a future at Progress and Duke, and in this country?

A: Today, 20 percent of our electricity comes from nuclear and 70 percent of our clean energy comes from nuclear. If we are going to tackle some of the environmental issues related to burning fossil fuels, nuclear’s going to have to play a part. But there’s another reason we have to continue. China, India, other countries are going to proceed with this and it’s in our national interest to be part of the group that continues with nuclear. We are the best operators of nuclear reactors in the world at the moment and we help set a standard — I would hate to see us cede that position to anyone else. It will continue to be important and it will grow, although the Japan events will have some short term impact.

Q: Even with all of the new electric gadgets out there, are customers really using less power?

A: Nationwide, for the first time since World War II, in 2009, there was a reduction in customer demand across the country. And it didn’t come back in 2010. In 2010 there was great weather for the utilities, it was cold and it was hot. So there was demand, but when you took the weather piece out of it, demand was down nationwide 4 percent. What we don’t know is if people have changed their usage. Is there more conservation? Is that having an impact? Or, is it consumer confidence? You’d expect to see lower demand on the industrial and commercial side, as part of the normal cycle. But this is really the first time you’ve seen it in the residential sector on a sustained basis.

Q: Will you be comfortable in the role of the CEO of the biggest company in your industry?

A: Oh yeah, I’m quite comfortable with it. I grew up on my feet, trying cases. I’m pretty adept in speaking forums and I’m a pretty quick thinker. The things that matter in business don’t change based on the size of the platform. But a couple of things do change. You are the biggest player so your impact on policy changes. I’m going to have to take a higher profile. It’ll be a little different but I’d say I’m looking forward to it.

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Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.